                                   APPENDIX 2


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549

                                   FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2000

                        PEACE ARCH ENTERTAINMENT GROUP INC.
-------------------------------------------------------------------------------
                  (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
-------------------------------------------------------------------------------
                      (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.


Form 20-F         [ X ]     Form 40-F         [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [___]            No    [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

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PEACE ARCH LOGO                                          GLOBAL TELEVISION LOGO

For Immediate Release
---------------------

              PEACE ARCH ENTERTAINMENT ANNOUNCES TWENTY-TWO EPISODE CONTRACT WITH GLOBAL TELEVISION NETWORK FOR NEW COMEDY SERIES


VANCOUVER, British Columbia (February 4, 2000) - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") today announced that it has signed a 22-episode contract with Global Television for a new comedy series. THE AGENCY (current working title) will be executive produced and written by DAVID STEINBERG and FRANK VAN KEEKEN. Mr. Steinberg will also direct the pilot episode. The series will be produced by Larry Sugar, who's credits include DEAD MAN'S GUN, SO WEIRD and FIRST WAVE. Michele White, Peace Arch's Vice President of Production & Development, and Sam Feldman, CEO of S.
L. Feldman & Associates will be executive producing the series. The half-hour comedy takes place in a Vancouver music talent agency and follows the day-to-day life of an agent in the throes of a mid-life crisis. The series will feature a barrage of cameos from prominent recording artists and film/television stars.

DAVID STEINBERG has an extensive background in comedy programming. His directing credits include multiple episodes of network sitcoms, such as MAD ABOUT YOU, FRIENDS and SEINFELD. He has executive produced numerous television programs, including specials for ROBIN WILLIAMS, MARTIN SHORT and BILLY CRYSTAL. Mr. Steinberg has appeared numerous times on the TONIGHT SHOW during the Johnny Carson years as both a guest and guest host. Most recently he wrote, produced and directed a COMMERCIAL CAMPAIGN FOR K-MART, featuring Rosie O'Donnell and Penny Marshall, which is currently airing. His feature film credits include DIRECTOR, THE WRONG GUY (starring Dave Foley, Joe Flaherty and Jennifer Tilly), DIRECTOR AND WRITER, GOING BERSERK (starring John Candy) and DIRECTOR, PATERNITY (starring Burt Reynolds). Mr. Steinberg has received many awards for his work, including EMMYS, GRAMMYS and LEOS.

FRANK VAN KEEKEN has extensive experience writing for both Canadian and American television. In Canada, he wrote for THE KIDS IN THE HALL and the sitcoms MATERIAL WORLD and MANIAC MANSION. In the U.S., his credits include writing for the award-winning sitcom MAD ABOUT YOU and producing the new animated series SAMMY, which premieres in January 2000 on NBC.

"We are thrilled to be working with such an immensely talented and collaborative team," stated Michele White. "Peace Arch is fortunate to have attracted David Steinberg and Frank van Keeken. Their comedic talents are internationally acclaimed, and with this project they have married a very strong concept with a truly innovative approach. We also look forward to our relationship with Global Television," commented Ms. White. "Global has been incredibly supportive and shares our enthusiasm for what we expect to be a long-running, successful comedy series."

Can West Global Communications Corp. is an international media company. Can West owns and operates conventional television and specialty cable operations in Canada, television and radio broadcast operations in New Zealand, and has significant investments in broadcasters in Australia, Ireland and the United Kingdom.

S. L. Feldman & Associates is Canada's leading fully-integrated entertainment company which is primarily involved in talent representation, both musical and theatrical, music supervision for film and television, and record labels. S.L. Feldman & Associates is a division of A & F Music Ltd. Website: www.slfa.com

Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group, Inc.) develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE", and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

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THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING
STATEMENTS, USUALLY CONTAINING THE WORDS BELIEVE, ESTIMATE, PROJECT, EXPECT OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

Additional information on Peace Arch Entertainment Group can be accessed on the Internet at www.peacearch.net
              For additional information, please contact:
                     Tina Baird at (604) 985-8991
                                     or
R. J. Falkner & Company, Investor Relations Counsel at (800) 377-9893
                or via e-mail at jerry@rjfalkner.com.

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Peace Arch Entertainment Group Inc.
                                            -----------------------------------
                                                       (Registrant)

Date      February 7th 2000             By  /S/ W.D. CAMERON WHITE
    ---------------------------             -----------------------------------
                                                       (Signature)*
-------------------------------             W.D. Cameron White, CEO
 *Print the name and title under the signature of the signing officer.

                           GENERAL INSTRUCTIONS

A.     Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.     Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the sub-mission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.     Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight com-plete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manu-ally signed. Unsigned copies shall be conformed.

D.     Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.



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